January 18, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn.:	Jason L. Drory, Esq.

Division of Corporation Finance

Office of Life Sciences

Re:	Star Equity Holdings, Inc. Amendment No. 2 to Registration Statement on Form S-1 File No. 333-261957

Ladies and Gentlemen:

On behalf of Star Equity Holdings, Inc., a Delaware corporation (the “Company”), we are hereby filing in electronic format through EDGAR with the U.S. Securities and Exchange Commission, pursuant to the Securities Act of 1933, as amended, one complete copy of Amendment No. 2 to the Registration Statement on Form S-1 for the registration of shares of the Company’s common stock (or pre-funded warrants in lieu of such shares) and warrants to purchase common stock, including one complete copy of the exhibits listed in Amendment No. 2 to the Registration Statement as filed therewith.

Amendment No. 2 to the Registration Statement primarily reflects an increase in the number of common stock purchase warrants being offered by the Company from 3,333,334 to 6,666,668 shares (excluding warrants subject to the underwriters’ over-allotment option), or, in other words, one full warrant for every share of common stock offered.

As we have previously advised the staff, the underwriters and the Company expect to price the offering on Wednesday, January 19, 2022, and expect to file requests with the staff for acceleration of effectiveness of the Registration Statement to 4:30 p.m. on January 19, 2022, or as soon thereafter as practicable. The request of Maxim Group will include the representation from the underwriters with respect to compliance with Rule 15c2-8. A copy of the letter from FINRA clearing the underwriting compensation arrangements for the offering will be forwarded to you immediately upon its receipt.

Should any member of the Commission’s staff have any questions concerning the enclosed materials or desire any further information or clarification in respect of Amendment No. 1 to the Registration Statement or the offering, please do not hesitate to contact me (tel.: (212) 451-2234) or Kenneth A. Schlesinger of our office (tel.: (212) 451-2252), or Jeffrey E. Eberwein, the Company’s Executive Chairman (tel.: (203) 489-9500).

Very truly yours, /s/ Spencer G. Feldman Spencer G. Feldman

January 18, 2022

Enclosures

cc:	Jason L. Drory, Esq. Mr. Jeffrey E. Eberwein Kenneth A. Schlesinger, Esq.